UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 5)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
GLOBAL MED TECHNOLOGIES, INC.
(Name of Subject Company (Issuer))
Atlas Acquisition Corp.
Haemonetics Corporation
(Names of Filing Persons (Offerors))

Common Stock, $0.01 par value per share, and
Series A Convertible Preferred Stock, $0.01 par value per share
(Title of Class of Securities)

37935E101
(CUSIP Number of Class of Securities)

Brian P. Concannon
President and Chief Executive Officer
Haemonetics Corporation
400 Wood Road
Braintree, Massachusetts 02184
(781) 848-7100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)
Copies to:

James S. O’Shaughnessy, Esq. General Counsel Haemonetics Corporation 400 Wood Road Braintree, Massachusetts 02184 (781) 848-7100	Lisa R. Haddad, Esq. Goodwin Procter LLP 53 State Street Boston, Massachusetts 02109 (617) 570-1000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$73,386,833.94	$5,233

*	Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction value is based upon the offer to purchase up to 54,653,157 shares of Common Stock of Global Med Technologies, Inc. at a purchase price of $1.22 cash per share and 3,960 shares of Series A Convertible Preferred Stock at a purchase price of $1,694.44 cash per share. Such number of shares of Common Stock represents the total of 38,160,594 issued and outstanding shares of Common Stock, outstanding options with respect to 6,420,271 shares of Common Stock, and outstanding warrants with respect to 10,072,292 shares of Common Stock, in each case as of February 18, 2010. Such number of shares of Series A Convertible Preferred Stock represents all issued and outstanding shares of Series A Convertible Preferred Stock as of February 18, 2010.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act, equals 0.00007130 of the transaction valuation.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,233	Filing Party: Haemonetics Corporation and Atlas Acquisition Corp.
Form or Registration No.: Schedule TO	Date Filed: February 19, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on February 19, 2010, as amended by those certain Amendment Nos. 1, 2, 3 and 4 to the Schedule TO filed with the SEC on each of February 25, 2010, March 9, 2010, March 11, 2010, and March 18, 2010, respectively (as so amended, the “Schedule TO”). The Schedule TO relates to the offer by Atlas Acquisition Corp., a Colorado corporation (“Acquisition Corp.”) and a direct wholly-owned subsidiary of Haemonetics Corporation, a Massachusetts corporation (“Haemonetics”), to purchase all of the outstanding shares of common stock, $0.01 par value per share (the “Common Shares”), of Global Med Technologies, Inc., a Colorado corporation (“Global Med”), at a purchase price of $1.22 per Common Share, net to the seller in cash, without interest thereon, less any applicable withholding taxes, and to purchase all of the outstanding shares of Global Med’s Series A Convertible Preferred Stock, $0.01 par value per share (the “Preferred Shares,” and together with the Common Shares, the “Shares”), at a purchase price of $1,694.44 per Preferred Share, net to the seller in cash, without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 19, 2010, as amended and supplemented (the “Offer to Purchase”), and in the related Letter of Transmittal for the Preferred Shares and the Letter of Transmittal for the Common Shares (each, as the context requires, the “Letter of Transmittal”), which, together with any amendments or supplements thereto, collectively constitute the “Offer.” This Amendment is being filed on behalf of Acquisition Corp. and Haemonetics.
     The information set forth in the Offer to Purchase, including Annex I thereto, the Letter of Transmittal for the Common Shares and the Letter of Transmittal for the Preferred Shares, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C) thereto, respectively, is incorporated by reference in the answers to Items 1 through 9 and Item 11 of the Schedule TO and this Amendment, as applicable, and is supplemented by the information specifically provided in the Schedule TO and this Amendment.
     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO. You should read this Amendment together with the Schedule TO and the information incorporated therein. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.
ITEMS 1 THROUGH 9 AND 11.
          Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented to include the following:
          “At 12:00 midnight, Boston, Massachusetts time, on March 24, 2010, the Offer expired. Based on the information provided by the Depositary to Haemonetics, as of the expiration of the Offer, 3,960 Preferred Shares and approximately 31,428,730 Common Shares had been tendered in and not withdrawn from the Offer. These tendered Shares constituted 100% of the Preferred Shares outstanding and approximately 82% of the Common Shares outstanding. Acquisition Corp. accepted for payment all Shares validly tendered and not properly withdrawn in accordance with the terms and conditions of the Offer.
          Effective as of 9:00 a.m., Boston, Massachusetts time, on March 25, 2010, Haemonetics and Acquisition Corp. commenced a subsequent offering period for all remaining untendered Common Shares. The subsequent offering period will expire at 12:00 midnight, Boston, Massachusetts time, on Wednesday, March 31, 2010, unless extended. Any such extension will be followed by a public announcement no later than 9:00 a.m., Boston, Massachusetts time, on the next business day after the subsequent offering period is scheduled to expire.
          The same $1.22 per share Common Stock Offer Price, net to the seller in cash, without interest and less any applicable withholding taxes, offered in the initial offering period will be paid during the subsequent offering period. Acquisition Corp. will immediately accept for payment all Shares validly tendered during the subsequent offering period, and payment will be made promptly after acceptance, in accordance with the terms of the Offer. Procedures for tendering Shares during the subsequent offering period are the same as during the initial offering period, except that (1) Shares cannot be delivered by the guaranteed delivery procedure and (2) pursuant to Rule 14d-7(a)(2) promulgated under the Exchange Act, Shares tendered during the subsequent offering period may not be withdrawn. Shares validly tendered during the initial offering period may not be withdrawn during the subsequent offering period.
          Pursuant to the terms of the Merger Agreement, Haemonetics’ acquisition of Global Med will be completed through the Merger of Acquisition Corp. with and into Global Med. Following the Merger, Global Med will become a wholly owned subsidiary of Haemonetics and the Common Shares will no longer be eligible for quotation on the OTC Bulletin Board. Pursuant to the terms of the Merger Agreement, all remaining publicly held Common Shares (other than Common Shares held by holders who validly exercise and perfect their dissenters’ rights under applicable Colorado law) will be acquired for $1.22 per Common Share, net to the holder in cash, without interest and less any applicable withholding taxes, in the Merger. At the end of the subsequent offering period, Acquisition Corp. may exercise the Top-Up Option to purchase Top-Up Option Shares from Global Med so that Acquisition Corp. will own more than 90% of the outstanding Common Shares. If Acquisition Corp. becomes the owner of more than 90% of the outstanding Common Shares, during the subsequent offering period and/or through the exercise of the Top-Up Option, the Merger will be completed in accordance with the applicable provisions of Colorado law that authorize the completion of the Merger without a vote or meeting of the stockholders of Global Med.
          On March 25, 2010, Haemonetics and Acquisition Corp. issued a press release announcing the expiration of the Offer and the commencement of the subsequent offering period. The full text of the press release is set forth as Exhibit (a)(5)(C) hereto and is incorporated herein by reference.”
ITEM 12. EXHIBITS.
Item 12 of the Schedule TO is hereby amended and restated in its entirety as follows:

(a)(1)(A)*	Offer to Purchase, dated February 19, 2010.

(a)(1)(B)*	Form of Letter of Transmittal for Common Shares.

(a)(1)(C)*	Form of Letter of Transmittal for Preferred Shares.

(a)(1)(D)*	Form of Notice of Guaranteed Delivery for Common Shares.

(a)(1)(E)*	Form of Notice of Guaranteed Delivery for Preferred Shares.

(a)(1)(F)*	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(G)*	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(H)*	Summary Advertisement published in the Wall Street Journal on February 19, 2010.

(a)(5)(A)*	Joint Press Release issued by Haemonetics and Global Med, dated February 1, 2010 (incorporated herein by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO filed by Haemonetics on February 1, 2010).

(a)(5)(B)*	Press Release issued by Haemonetics and Acquisition Corp. on March 18, 2010.

(a)(5)(C)	Press Release issued by Haemonetics and Acquisition Corp. on March 25, 2010.

(b)	None.

(d)(1)*	Agreement and Plan of Merger, dated as of January 31, 2010, by and among Haemonetics, Acquisition Corp. and Global Med (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Global Med with the SEC on February 2, 2010).

(d)(1)(A)*	Amendment No. 1 to Agreement and Plan of Merger, dated as of March 17, 2010, by and among Haemonetics, Acquisition Corp. and Global Med.

(d)(2)(A)*	Tender and Support Agreement, dated as of January 31, 2010, by and among Haemonetics, Acquisition Corp. and each of Michael I. Ruxin and Thomas F. Marcinek.

(d)(2)(B)*	Tender and Support Agreement, dated as of January 31, 2010, by and among Haemonetics, Acquisition Corp. and Victory Park Special Situations Master Fund Ltd.

(d)(3)(A)*	Employment Agreement, dated as of January 31, 2010, by and between Haemonetics and Michael I. Ruxin.

(d)(3)(B)*	Employment Agreement, dated as of January 31, 2010, by and between Haemonetics and Thomas F. Marcinek.

(d)(4)*	Confidentiality Agreement, dated as of March 30, 2009, by and between Haemonetics and Global Med.

(d)(5)*	Letter agreement, dated December 2, 2009, by and between Global Med and Haemonetics.

(d)(6)*	Letter agreement, dated January 25, 2010, by and between Global Med and Haemonetics.

(g)	None.

(h)	None.

*	Filed previously.

SIGNATURES
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HAEMONETICS CORPORATION
Dated: March 25, 2010	By:	/s/ Brian P. Concannon
		Name:	Brian P. Concannon
		Title:	President and Chief Executive Officer

ATLAS ACQUISITION CORP.
Dated: March 25, 2010	By:	/s/ James S. O’Shaughnessy
		Name:	James S. O’Shaughnessy
		Title:	Secretary

EXHIBIT INDEX
The Exhibit Index is hereby amended and restated in its entirety as follows:

(a)(1)(A)*	Offer to Purchase, dated February 19, 2010.

(a)(1)(B)*	Form of Letter of Transmittal for Common Shares.

(a)(1)(C)*	Form of Letter of Transmittal for Preferred Shares.

(a)(1)(D)*	Form of Notice of Guaranteed Delivery for Common Shares.

(a)(1)(E)*	Form of Notice of Guaranteed Delivery for Preferred Shares.

(a)(1)(F)*	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(G)*	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(H)*	Summary Advertisement published in the Wall Street Journal on February 19, 2010.

(a)(5)(A)*	Joint Press Release issued by Haemonetics and Global Med, dated February 1, 2010 (incorporated herein by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO filed by Haemonetics on February 1, 2010).
(a)(5)(B)*	Press Release issued by Haemonetics and Acquisition Corp. on March 18, 2010.

(a)(5)(C)	Press Release issued by Haemonetics and Acquisition Corp. on March 25, 2010.

(b)	None.

(d)(1)*	Agreement and Plan of Merger, dated as of January 31, 2010, by and among Haemonetics, Acquisition Corp. and Global Med (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Global Med with the SEC on February 2, 2010).

(d)(1)(A)*	Amendment No. 1 to Agreement and Plan of Merger, dated as of March 17, 2010, by and among Haemonetics, Acquisition Corp. and Global Med.

(d)(2)(A)*	Tender and Support Agreement, dated as of January 31, 2010, by and among Haemonetics, Acquisition Corp. and each of Michael I. Ruxin and Thomas F. Marcinek.

(d)(2)(B)*	Tender and Support Agreement, dated as of January 31, 2010, by and among Haemonetics, Acquisition Corp. and Victory Park Special Situations Master Fund Ltd.

(d)(3)(A)*	Employment Agreement, dated as of January 31, 2010, by and between Haemonetics and Michael I. Ruxin.

(d)(3)(B)*	Employment Agreement, dated as of January 31, 2010, by and between Haemonetics and Thomas F. Marcinek.

(d)(4)*	Confidentiality Agreement, dated as of March 30, 2009, by and between Haemonetics and Global Med.

(d)(5)*	Letter agreement, dated December 2, 2009, by and between Global Med and Haemonetics.

(d)(6)*	Letter agreement, dated January 25, 2010, by and between Global Med and Haemonetics.

(g)	None.

(h)	None.

*	Filed previously.